Contact

www.linkedin.com/in/cliffallerpops
(LinkedIn)

Top Skills

Microsoft Office
Customer Service
Microsoft Excel

Cliff Han

CEO, AllerPops: The Pops That Will Set Millions Free From Allergies!
Los Alamos, New Mexico, United States

Summary

Dr. Han, a biologist for 28 years and a former medical doctor developed AllerPops® (US Pat No._9,795,579).

The discovery started with my family. From infancy, my son had allergies. As a medical doctor, a biologist, and of course a father, I wanted to find a solution. But how? The opportunity came when I developed allergies in 2014. I started to collect data on my allergic reactions. In the spring of 2017, I revealed the secret behind allergic reactions that nobody had discovered. The application of my newly found theory, AllerPops, relieved my family's allergies shortly after.

Biological research was not new to me when I began to study my allergies. I had been a biologist at Los Alamos National Laboratory (LANL) for 22 years, where I participated in the Human Genome Project, led a team to complete many hundreds of bacterial genomes, and authored more than 300 research papers. Before that, I got my Ph.D. from Fudan University. I was trained as a medical doctor in college and worked in a hospital for many years.

"With purpose, simple things become enjoyable, and difficult things become opportunities to learn and overcome."

Experience

AllerPops
President and CEO
July 2017 - Present (5 years 6 months)
Los Alamos, NM

Started the company for a single purpose to attack the allergy problem first for the family and then for hundreds of millions of people around the world. In the last 5 years, I have carried out a pilot study that discovered the cause of allergies, developed AllerPops that give people long-lasting allergy relief, sold the product to more than 6000 customers, initiated a clinical trial that

will launch AllerPops to the national and international markets, completed a Wefunder campaign with raised of more than $260,000.

Los Alamos National Laboratory
Team Lead
September 1996 - April 2018 (21 years 8 months)
Los Alamos, NM

Participated in the Human Genome Project, led a team to complete many hundreds of bacterial genomes, and authored more than 300 research papers.

Jining Mental Hospital
Medical Doctor
July 1985 - September 1989 (4 years 3 months)
Jining, Shandong, China

Cared for patients with mild to severe mental conditions with drugs and behavioral treatments as a residence psychiatrist.

Education

Fudan University
Ph.D., Genetics · (September 1992 - January 1996)

Soochow University (CN)
Master's degree, Psychiatry · (September 1989 - July 1992)

Jining Medical College
Medicine · (September 1982 - July 1985)